UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For July 31, 2006 and August 1, 2006

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press releases:

•                       Progress on share repurchase programme KPN, dated July 31, 2006;

•                       E-Plus delivers; 2006 outlook upgraded, dated August 1, 2006;

•                       Baptiest Coopmans new KPN Board Member, dated August 1, 2006.

Press release

Progress on share repurchase programme KPN	Date 31 July 2006

Number
055pe

In light of the share repurchase programme announced on February 7, 2006, Koninklijke KPN N.V. announces that during the week of 24 through July 28, 2006 2,654,206 of KPN shares were repurchased at an average price of EUR 8.74. Therewith approximately 54.3% of the repurchase programme has been completed. The repurchase programme started on March 20, 2006 and will end on December 31, 2006.

Press release

E-Plus delivers;	Date
2006 outlook upgraded	1 August 2006

Number
056pe

GROUP FINANCIAL HIGHLIGHTS	E-Plus delivers; 2006 outlook upgraded

Q2 2006	Q2 2005	In millions of euro, unless indicated otherwise	YTD 2006	YTD 2005
2,979	2,950	Revenues and other income	5,981	5,840
670	556	Operating result	1,282	1,072
461	239	Profit for the period (Net Result)	845	512
0.22	0.10	Earnings per share (in EUR)	0.41	0.22

1,033	899	Cash flow from operating activities	2,103	1,721
379	324	Capital expenditures (PP&E and software)	692	556
654	575	Free cash flow	1,411	1,165

670	556	Operating result	1,282	1,072
611	608	Depreciation, amortization and impairments	1,205	1,186
1,281	1,164	EBITDA	2,487	2,258

Strong financial performance in tough market demonstrates success of group strategies

•                  Revenues and other income up 1.0% (YTD: up 2.4%, 1.3% per guidance definition)

•                  EBITDA up 10.1% (YTD: up 10.1%, 6.6% per guidance definition); mobile EBITDA margin of 38.9% highest ever

•                  Strong free cash flow of EUR 654m, up EUR 79m, or 13.7% (YTD: EUR 1,411m)

•                  Operating result up EUR 114m, or 20.5%, to EUR 670m (YTD: up EUR 210m, or 19.6%)

•                  Net profit nearly doubled to EUR 461m, EPS more than doubled to EUR 0.22

E-Plus delivering on service revenue and margin objectives within a year of strategy revision

•                  E-Plus makes EUR 101m operating profit as multibrand strategy delivers revenue and margin growth

•                  Outperforming market on service revenue growth, up 9.8% vs. estimated market growth of 1.0%, taking more than 30% of total market net additions

•                  New brands already comprise nearly one quarter of customer base and enjoy considerably higher MoUs and ARPUs than traditional E-Plus brand

•                  Successful conversion to ‘pull’ faster than anticipated, resulting in strong margin improvement following steep decline in SAC

Fixed consistently delivering against Attack, Defend, Exploit strategy

•                  Successfully increasing market share in declining voice market while facing significant challenges in consumer market evidenced by line loss

•                  Establishing a strong base for future growth: intensive focus and investment in new capabilities and continuous innovation in services

•                  Revenue from new technology-based services up nearly 9% q-on-q, 17% y-on-y

•                  Headcount reduction program ahead of schedule and well on track to reach 8,000 (minus 38% vs. YE 2004) in 2009

2006 Outlook upgraded

•                  Revenues and other income outlook confirmed at low-single digit increase

•                  EBITDA outlook upgraded from flat to low-single digit increase

•                  Capex range narrowed to EUR 1.7 - 1.8bn

•                  Free cash flow outlook upgraded from more than EUR 2bn to more than EUR 2.2bn

Committed to deliver shareholder returns

•                  Interim dividend of EUR 0.16 per share declared, up 23%

•                  EUR 1bn share repurchase program on track: to date 55% completed

•                  Since March 2004 EUR 3.3bn shares repurchased, 18.6% of outstanding shares, and dividends of EUR 2.7bn paid/declared, totaling EUR 6.0bn

Ad Scheepbouwer, CEO of KPN, said:

“The multibrand strategy has proven key in delivering these strong results in a very tough market. In particular I am delighted to highlight the return to operating profit by E-Plus, which significantly outperformed its market in service revenue and margin growth, taking more than 30% of total market net additions. Our Attack, Defend, Exploit initiative launched last year has really energised the Group. Revenues from new technology-based services in our Fixed division were up substantially, supported by a stream of new innovative service launches, and in spite of fiercely competitive market conditions that were exacerbated by asymmetric market regulation. Free cash flow increased strongly and earnings per share more than doubled. As a result of this strong progress in the first half, built upon the new-found spirit [and determination] of the Group, we are upgrading our outlook for the year. We now expect a low single digit increase in both revenues and EBITDA, and an improvement in free cash flow to more than EUR2.2bn.”

DIVISIONAL FINANCIAL HIGHLIGHTS - FIXED DIVISION

Q2 2006	Q2 2005	in millions of euro	YTD 2006	YTD 2005

1,653	1,732	Revenues and other income	3,337	3,455
573	602	- Consumer	1,145	1,212
626	663	- Business	1,273	1,340
1,194	1,253	- Wholesale & Operations	2,397	2,486
-740	-786	- Other (incl. intercompany revenues)	-1,478	-1,583

1,280	1,367	Operating expenses	2,568	2,678
290	352	of which depr., amortization and impairments	576	659

373	365	Operating result	769	777
49	89	- Consumer	115	188
69	94	- Business	156	169
247	185	- Wholesale & Operations	494	418
8	-3	- Other	4	2

•                  Revenues and other income decreased by 4.6% or EUR 79m, EUR 44m of which due to MTA tariff reductions, while the remainder was due to lower revenues from traditional services not yet compensated by increased revenues from new services

•                  Revenue from new technology-based services up 8.7% q-on-q, 17% y-on-y, with share in total fixed revenues now over 21%

•                  Operating result of the Consumer segment was considerably below last year, as anticipated, compensated by improved performance of Wholesale and Operations

DIVISIONAL FINANCIAL HIGHLIGHTS - MOBILE DIVISION

Q2 2006	Q2 2005	in millions of euro	YTD 2006	YTD 2005

1,601	1,422	Revenues and other income	3,100	2,729
737	586	- The Netherlands	1,437	1,143
722	710	- Germany	1,387	1,350
156	138	- Belgium	300	260
-14	-12	- Other (incl. intercompany revenues)	-24	-24

1,298	1,241	Operating expenses	2,638	2,440
319	252	of which depr., amortization & impairments	624	511

303	181	Operating result	462	289
167	175	- The Netherlands	304	313
101	-10	- Germany	101	-48
40	23	- Belgium	66	39
-5	-7	- Other	-9	-15

•                  Q2 revenues and other income up 12.6%; service revenues up 16.2% resulting from the inclusion of Telfort from Q4 2005 and a healthy organic increase in all three countries

•                  E-Plus’ successful multibrand strategy coupled with dramatically reduced subscriber acquisition costs resulted in an all-time high EBITDA margin of 37.0%

•                  The Netherlands continues to outperform the market on service revenue growth as multibrand strategy delivers more than 50% share of postpaid gross adds

•                  BASE continued to grow steadily with service revenues up 11.8% and limited expenses for commercial activities resulted in an EBITDA margin of 46.2%

•                  Operating expenses increased at a lower pace than revenues and other income, resulting in a significant EUR 122m increase in operating result to EUR 303m. Depreciation and amortization were up due to accelerated depreciation of the Dutch mobile network assets in anticipation of the network integration

FINANCIAL REVIEW – 2ND QUARTER 2006

Increase in revenues and other income at Mobile division more than offsets decrease in Fixed division

Group revenues and other income increased by 1.0%, or EUR 29m.

Mobile division’s revenues and other income increased by 12.6%, or EUR 179m. This was driven by improved performance by all three operators and the consolidation of Telfort. Service revenues were up 16.2%, or EUR 213m.

The Fixed division saw revenues and other income decrease by 4.6%, 2.5% of which due to regulatory MTA tariff reductions. Revenues from new-technology based services are growing steadily, up 8.7% q-on-q and 17% y-on-y, and currently comprise more than 21% of total revenues generated by the Fixed division.

Operating expenses continue to decrease resulting in ...

Group operating expenses fell by 3.6%, or EUR 85m, during the second quarter. Operating expenses of the Fixed Division decreased by 6.4% or EUR 87m as a result of the aforementioned MTA effect (EUR 44m), continued headcount reduction and lower depreciation and amortization charges (as Q2 2005 included a EUR 40m goodwill impairment). The Mobile division saw a EUR 57m increase in operating expenses. An EUR 159m increase in the Netherlands resulting from the consolidation of Telfort and increased depreciation charges related to the integration of the Dutch mobile networks was partially compensated by reduced cost levels at E-Plus as a result of significant savings in subscriber acquisition costs.

... a higher operating result and EBITDA

KPN delivered an operating result of EUR 670m (Q2 2005: EUR 556m), up EUR 114m or 20.5%. EBITDA saw a 10.1% improvement from EUR 1,164m to EUR 1,281m. At 38.9%, the Mobile division recorded the highest EBITDA margin ever.

It should be noted that this increase is driven by lower marketing expenses at E-Plus following its strategy change and includes releases of NMa claims in Mobile The Netherlands of EUR 11m.

The EBITDA of the Fixed Division includes a refund of energy tax in Wholesale & Operations of EUR 13m.

Finance costs

Due to higher interest rates and the depreciation of the US dollar, the market-to-market valuation of KPN’s derivative instruments used to hedge currency exposures resulted in a EUR 39m one-off gain recognized as financial income. Consequently, net finance costs of EUR 77m (Q2 2005: EUR 120m) fell 35.8% below the same period last year.

Income taxes

The Q2 effective tax rate, amounting to 22.8%, fell 23.3 percentage points below last year (Q2 2005: 46.1%). In Q2 2005, a EUR 60m reduction of BASE’s deferred tax asset relating to a changed tax legislation was booked which accounts for 14 percentage points of the aforementioned y-on-y reduction in the effective tax rate. Q2 2005 also contained a EUR 40m non-deductible SNT goodwill impairment which accounted for another 9 percentage points.

Strong cash flow

Cash flow from operating activities amounted to EUR 1,033m, up EUR 134m or 14.9% over the same period last year, due to a strong Q2 EBITDA. Free cash flow increased somewhat less, by 13.7% or EUR 79m, to EUR 654m due to higher capex spending (Q2 2006: EUR 379m; Q2 2005: EUR 324m). Capex increased by 17% predominantly due to 2G network investments by E-Plus to improve indoor coverage following obtaining E-GSM frequencies.

Gross debt reduced following scheduled bond redemption

By the end of the second quarter gross debt amounted to EUR 10.4bn, EUR 0.4bn below the previous quarter, mainly due to the scheduled bond redemption of EUR 564m 7.25% Eurobond due April 2006, offset by EUR 0.2bn fair value adjustments (IFRS) on financial instruments. The net debt(1) position of EUR 8.8bn at the end of the second quarter was EUR 0.6bn higher than last year due to lower cash balances.

Cash position

KPN’s net cash position decreased by EUR 1bn to EUR 1.6bn (including EUR 1bn in not-netted notional cash pools). The strong increase in operating cash flow was more than offset by the aforementioned bond redemption and ongoing cash returns to shareholders (totaling EUR 1.1bn).

EUR 0.16 interim dividend (up EUR 0.03)

In the second quarter, KPN paid the final dividend for 2005 (EUR 661 million, or EUR 0.32 per share) resulting in a total 2005 dividend of EUR 942m (EUR 0.45 per share). KPN declared an interim dividend for 2006 of EUR 0.16, up EUR 0.03 versus last year.

Over 50% of share repurchase program completed; 2.8% of the outstanding shares cancelled

In Q2 2006, KPN repurchased 46.6 million shares at an average price of EUR 9.07 for a total amount of EUR 423m (of which EUR 418m was settled in Q2). By June 30, approximately 46% of the current share repurchase program has been completed.

By the end of July, approximately 55% of the current share repurchase program has been completed.

On June 20, 2006, KPN cancelled 60 million ordinary shares (2.8% of total outstanding shares) which were repurchased from the Dutch State on December 7, 2005. The cancellation process was carried out following approval from the Annual General Meeting of Shareholders on April 11, 2006. Meanwhile, KPN commenced the cancellation process for 55.2 million shares (with a value equivalent to 50% of the current share repurchase program). Following the cancellation of these shares (2.6% of total outstanding shares) the number of shares will amount to 2,036,160,353.

Since October 2004, KPN has canceled 403 million shares, 16.2% of its then outstanding shares.

The special share repurchased from the Dutch State on December 16, 2005, was converted into two ordinary shares through an amendment to the Articles of Association on April 19, 2006. Both shares are to be canceled together with the shares acquired under the current EUR 1bn share repurchase program.

Furthermore, KPN repurchased 2.1 million KPN shares at an average price of EUR 8.67 in June to cover its obligations related to the management share remuneration plan.

Credit ratings	The credit ratings remained unchanged at BBB+ with negative outlook (Standard & Poor’s) and Baa2 with stable outlook (Moody’s).

OPERATING REVIEW – GROUP

Restructuring initiatives well on track

Implementation of the restructuring initiatives announced in the strategy review of March 2005 is well on track. Since December 31, 2004, KPN’s workforce in the Netherlands has been reduced by 14% (or 3,047 FTEs), excluding acquisitions.

(1)          The carrying value of interest-bearing financial liabilities plus the fair value of financial instruments related to these financial liabilities minus cash and cash equivalents

OPERATING REVIEW – FIXED DIVISION

CONSUMER
7.3 percentage point gain in the retail broadband market

During the second quarter, KPN connected 69,000 ADSL customers, resulting in a broadband market share of 42.4%. KPN’s retail broadband market share rose to 39.6% by the end of June (Q1 2006: 37.9%) benefiting from organic growth as well as the acquisition of Demon (56,000 customers; 1.3% market share). Compared to the same period last year, KPN’s retail broadband market share increased by 7.3 percentage points.

Strong VoIP take-up and successful launch of no-frills VoIP service “Slim”

The number of KPN VoIP subscriptions more than doubled during the second quarter to 156,000 (Q1: 73,000). The majority of contracts are either new KPN customers or KPN customers that did not yet have a KPN ADSL connection. VoIP take-up is strong and recent market research revealed that almost 75% of the Dutch consumers are considering switching to VoIP, and 46% of the population indicates that they will do so within a year. On May 1, KPN introduced its no-frills VoIP service “Slim”.

Line loss due to continued fierce competition in consumer market

Rapid VoIP take-up in a fiercely competitive market and a still increasing number of mobile-only subscriptions led to a decrease in traditional PSTN/ISDN subscriptions and revenues. With 253,000 disconnections in Q2 the line loss trend continues to accelerate (Q1 2006: 194,000; 2005 full year: 360,000). However, these disconnections are increasingly converting into KPN’s VoIP offerings. Net line loss was 165,000 in Q2 2006 versus 127,000 in Q1 2006 and 328,000 for the whole of 2005.

Digital TV

By the end of June, KPN had over 230,000 TV customers, representing more than 8% market share in the coverage area. Nationwide coverage will be established by the end of October. The switch-off of analog frequencies by the Government is scheduled around the same time. The network roll-out with the objective to achieve nationwide coverage in 2007 is on track.

KPN is first to market in the Netherlands with interactive IPTV which was launched under the name “Mine”. From October this service will be marketed nationwide reaching initially approximately 60% of households. These interactive services allow KPN to offer an entirely new TV experience built around individual viewer choices. The service includes more than 60 TV channels and 70 radio channels. In addition, 500 movies can be accessed on-demand as a result of agreements with Warner Bros International Television Distribution and Blockbuster Entertainment Ltd among others.

BUSINESS
Strong performance new services in Business market

In the Business Segment KPN achieved above market growth in new services including IP-VPN, E-VPN and Business DSL. Within the new regulatory framework, KPN has successfully introduced new pricing propositions for voice services which has reduced churn to competition.

New contracts signed in the Business Market

Several major new contracts were concluded in the second quarter, with ING among others. These contracts are evidence of the success of KPN’s strategy to transform its Business segment into a managed ICT provider.

Narrowcasting

In Q2 2006, KPN extended its position in narrowcasting by concluding a co-operation agreement with Heineken and acquiring a 68% interest in ON, a company providing narrowcasting hardware and content to the hotel and catering industry.

NewTel Essence acquisition

KPN also acquired NewTel Essence, a company providing IT solutions including call centre solutions and customer relationship management. This acquisition fits within KPN’s strategy to strengthen its position in this fast-growing segment of the business market.

International wholesale business merged into iBasis creating a top-five international wholesale voice carrier

WHOLESALE & OPERATIONS

In June, iBasis, a global VoIP company, and KPN agreed to merge KPN’s international voice wholesale business into iBasis. The combined businesses will establish iBasis as one of the five largest international wholesale voice carriers in the world. Pro-forma 2005 revenues exceed USD 1.1bn, with over 15 billion minutes. iBasis will acquire KPN’s subsidiary Global Carrier Services and will receive USD 55m in cash from KPN, while iBasis will issue approximately 40 million ordinary shares to KPN, representing a 51% interest in iBasis on a diluted basis.

The transaction, which is subject to customary closing conditions, including regulatory approval and the approval of iBasis shareholders is expected to be completed before the end of 2006.

The transaction combines the companies’ strengths in two of the fastest growing segments of global telecommunications: mobile services and consumer VoIP. Furthermore, the combination results in complementary geographic coverage by bringing together KPN Global Carrier Services’ extensive European and Asian footprint and iBasis’ strong presence in the Americas and Asia. KPN Global Carrier Services attributes an established business in mobile services – including a reliable, high-quality product portfolio and relationships with more than 100 mobile operators – as well as international traffic from KPN’s Dutch, German and Belgian operations. iBasis adds a global VoIP network comprising over 1,000 points of presence in more than 100 countries and interconnections with more than 400 carriers worldwide. iBasis is a leading international provider to emerging consumer VoIP companies, including Yahoo! and Skype.

As a result, KPN Global Carrier Services’ customers gain access to broader and more cost-efficient termination capacity in other regions, whereas iBasis customers obtain access to a portfolio of premium services for mobile traffic and larger capacity in Europe. The international traffic generated by KPN’s retail services combined with iBasis’ own retail traffic provides a strong and sustainable basis for continuing growth.

Pre-tax cost synergies of over USD 10m a year are expected in the medium term, stemming primarily from improved termination rates due to the larger scale as well as favorable back office economies of scale.

All-IP progress update

The development of both wholesale and retail portfolios is on track for the pilot planned for Q4 2006. These new services will be based on VDSL.

The roll-out of KPN’s All-IP network will be driven by market demand. KPN reiterates that the estimated required additional capex will amount to EUR 1.0-1.5bn over the period of 2007-2009. It is intended that this capex requirement will be funded through the sale of real estate which will become obsolete once local exchanges are no longer required. KPN is currently working on a plan designed to achieve maximum alignment in timing of incoming proceeds from the sale of real estate and outgoing capex with the objective of limiting the impact on cash flow.

On May 22, OPTA published a position paper on All-IP. OPTA judges the transition to an All-IP network to be a favorable development, it being an investment in innovative and efficient technology. OPTA takes the view that it can take a ‘light touch’ regulatory approach to the network, provided KPN adequately caters effectively for its access obligations so that consumers and competition can benefit from the new infrastructure.

Close to 20 suppliers have already been selected for the All-IP network and operating support systems.

Enertel acquisition

During the quarter KPN acquired Enertel (excluding its wireless local loop business). This not only strengthens KPN’s position in the area of traditional services but also in IP-based services. Furthermore, Enertel’s 200 hotspots will be integrated in KPN’s network further increasing the footprint of Wi-Fi hotspots.

OPERATING REVIEW – MOBILE DIVISION

Significant increase in services revenues

The Mobile division achieved a service revenue growth of 16.2%, up EUR 213m, while increasing revenues and other income by 12.6%, or EUR 179m. This was primarily the result of consolidating Telfort in the Netherlands as well as improved performance by all three operators.

KPN considers service revenues as the main parameter by which its mobile performance should be judged, as those revenues exclude amongst others campaign-driven handset revenues. Part of E-Plus’ strategy is to significantly reduce subscriber acquisition costs through reducing handset sales.

THE NETHERLANDS
Continued strong growth

Service revenues were up 24.8% compared to the same period last year, benefiting from the Telfort acquisition and a continued growth in postpaid customers. Due to a focused acquisition and retention policy, KPN managed to further grow its postpaid market share while decreasing subscriber acquisition costs at the same time. During the first half of 2006, more than 50% share in postpaid gross adds was achieved. The postpaid ratio (i.e. number of postpaid subscribers as percentage of total customers) improved to 43% in the second quarter of 2006, over 41% in the prior quarter. KPN’s service revenue market share rose from 37.1% in Q2 2005 to 46.4% in the current quarter due to the acquisition of Telfort and organic growth.

The multi-brand strategy is paying off as it allows for market leadership in specific market segments through differentiated propositions and pricing without the need to reduce tariffs across the board for the existing customer base. The introduction of “Simyo” for example, a ‘SIM only, internet only’ service, proved to be an effective strategy to retain KPN’s position in the lower end of the mobile consumer market.

In the second quarter, KPN Mobile the Netherlands achieved EBITDA of EUR 288m. This strong performance was the result of continued strong revenue growth (due partly to the consolidation of Telfort), a reduction in subscriber acquisition costs and a release of NMa fine accruals following a favorable ruling. Furthermore, Mobile the Netherlands has increased its focus on costs and the first steps to lower subscriber acquisition costs have been taken.

Network integration on track

The integration of the 2G networks of both KPN Mobile the Netherlands and Telfort is on track to generate the expected network synergies. It is estimated that the first stage of this integration will be concluded in the first half of 2007 and that full integration will be achieved by 2008. It is unclear at this point whether or not the Telfort 2G and 3G licenses (valued at EUR 175m) can be retained in the longer term.

The decision to fully integrate both 2G networks resulted in EUR 20m additional depreciation charges (YTD: EUR 32m) due to shortened useful lives of the affected network assets. These assets had a book value of EUR 137m as of June 30, 2006.

GERMANY
Service revenue growth is accelerating ...

Service revenues increased further in the second quarter of 2006 as E-Plus managed to attract high-quality customers. Compared to the same quarter last year, service revenues grew by 9.8% to EUR 683m (Q1 2006: 7.6%; Q4 2005: 4.3%). Service revenue market share was up 0.7 percentage points versus Q1 and reached 12.8%.

... because E-Plus attracts high-quality customers	The increased quality of the customer base is reflected in the ARPU figures. Both prepaid and postpaid ARPU showed an upward movement in this quarter, as E-Plus was able to attract customers with above-average calling patterns.

The new segments account for most of the growth....

The new segments and branded resellers continued their fast growth. They now account for 2.9 million customers, or 24% of E-Plus’ subscriber base (Q1 2006: 17.9%). KPN estimates that with 410,000 net additions E-Plus took more than 30% share of the total market net additions in the second quarter (despite cleaning out close to 60,000 subscribers from its base).

... which limits customer acquisition costs ...

In the second quarter, E-Plus made further progress in implementing its strategy of reducing subscriber acquisition by creating customer pull. Handset subsidies were cut and SIM-only offers promoted more prominently. During the quarter, only 25% of new customers opted for a handset in combination with a subscription. Compared to last year, handset revenues fell by EUR 47m or 62%, to EUR 29m while acquisition costs per subscriber were reduced by more than 50%.

... and results in an all-time high EBITDA margin

The drop in handset revenues is reflected in total revenues growing at a slower pace than service revenues. The commensurate reduction of handset subsidies however resulted in a significant uplift in margins. A further margin uplift was achieved by curtailing advertising expenses during the football World Cup. In all, E-Plus recorded an all-time high EBITDA margin of 37.0% in Q2 2006, up from a level in the 20-25% bracket last year. EBITDA for the quarter amounted to EUR 267m, versus EUR 154m in Q2 2005. Going forward we expect EBITDA to be around our 30% target as a result of an expected increase in commercial expenses during the second half of the year.

Since the allocation to E-Plus of 5 MHz in the E-GSM spectrum, investments aimed at improving indoor coverage started immediately and E-Plus built and integrated 631 E-GSM base stations in its network.

BELGIUM
BASE had an impressive quarter in terms of margins although revenue growth was somewhat slower than in the recent past

BASE had an impressive quarter in terms of profitability and the business continued to gain market share albeit at a slower rate than in the recent past.

In the first half BASE held back on certain commercial activities due our unlimited tariff (launched in Q4 2005) which caused some network capacity issues especially in Brussels where we enjoy a high market share. During the first half BASE has therefore been busy resolving these issues and preparing its commercial initiatives for the second half.

Service revenues increased by 11.8% from EUR 136m in Q2 2005 to EUR 152m this quarter. Total revenues and other income increased to EUR 156m, up 13.0% from EUR 138m. Operating result improved to a record level of EUR 40m, 74% higher than a year ago and 54% over the first quarter of this year. EBITDA increased from EUR 52m in the second quarter last year to EUR 72m, up 38.5%. This results in an EBITDA margin of 46.2% in the second quarter compared with a margin of 37.7% a year ago and 39.6% in Q1.

Increased commercial efforts in the second half will impact margins

The Q2 margin level will not be sustained at this unusually high level for the rest of the year, as BASE remains committed to its growth strategy which will require significant marketing expenditure in the second half.

OPERATING REVIEW – OTHER ACTIVITIES

Lower revenues due to sale of non-core businesses	Revenues and other income from Other Activities decreased by EUR 39m compared to the same period last year due to the sale of the 65% interest in Xantic in the first quarter of 2006.

OTHER DEVELOPMENTS
REGULATORY DEVELOPMENTS
Proposed MTA tariff reductions the Netherlands

On June 21, the Dutch telecom regulator OPTA announced its draft directive on MTA tariffs. In the proposal, OPTA highlights its intention to further reduce MTA tariffs in three equal steps from 11.0 eurocents in June 2006 to 9.17 eurocents as from July 1, 2006 and to 5.5 cents from July 1, 2008 onwards. The draft directive is still open for national consultation and is to be notified with the European Commission.

Proposed MTA tariff reductions Germany

The current contracts with the German Mobile Network operators on MTA tariffs are valid until December 15, 2006. Anticipating this deadline, BnetzA asked market participants to reach a mutual agreement for the next phases of MTA tariff reductions. Such agreement would still have to stand up to scrutiny by the regulator and is currently under EU review. The agreement is contested by E-Plus.

Proposed MTA tariff reductions Belgium

The Belgium telecom regulator BIPT published its updated proposal for gradual MTA tariff reductions on July 7. This proposal acknowledged the different market positions and cost structures of the market participants. As a result, a spread in MTA tariffs is being maintained. This updated proposal will now be submitted for review to the European Commission. A definitive date on which the new MTA tariffs will become effective has not yet been set but is expected to be in the second half of 2006.

Roaming	The European Commission announced plans to regulate international roaming tariffs.

Proceedings against Dutch State regarding discriminatory regulation

KPN appealed against OPTA’s decisions on regulating retail telephony markets (including Voice over Broadband and the corporate market), wholesale telephony, wholesale line rental and transit. KPN also appealed the OPTA decisions on regulating the cable companies. KPN is considering all available legal remedies with a view to obtaining regulatory symmetry with the cable companies. On July 11, KPN sought a preliminary injunction against the Dutch State because it felt that the multiple administrative proceedings with NMa, OPTA and the administrative courts did not offer an adequate opportunity to submit the inequality issue to one single Court.

In addition, KPN has lodged a complaint against the cable operators with the NMa and OPTA and has availed itself of all appeal opportunities in administrative proceedings.

On July 25, the president of the Court partly declared KPN’s claims inadmissible and has rejected KPN’s other claims. KPN is to appeal the judgment of the The Hague District Court as KPN remains of the view that unequal treatment exists.

All-IP developments

Next year, KPN will start large-scale investments in its All-IP network, including fiber-to-the-curb in 28,000 residential areas within the Netherlands. KPN intends to open this new infrastructure to its competitors by providing wholesale services on commercial terms and conditions, irrespective of any regulatory obligation to do so.

Fiscal matters

Corporate income tax rates in the Netherlands are expected to decrease to 25.5% as from 2007 if the bill providing for this reduction will be enacted timely and unchanged. The recent cabinet reshuffle would appear not to impact the intended reduction.

PERFORMANCE VS. OUTLOOK

Performance vs. Outlook

After adjustments for comparison to the guidance (see table below for details), YTD revenues and other income increased by 1.3%, in line with guidance of ‘low single-digit increase’. EBITDA was up 6.6% versus a ‘flat’ guidance. YTD free cash flow was EUR 1.4bn (against a ‘> EUR 2bn’ guidance for the whole year), while capex amounted to EUR 0.7bn year-to-date (against a full-year original guidance of ‘EUR 1.6–1.8bn’).

Q2 2006	Q2 2005	In millions of euro	YTD 2006	YTD 2005
2,979	2,950	Revenues and other income - reported	5,981	5,840
-3	—	Book gains on disposals	-68	—
2,976	2,950	Revenues and other income - adjusted	5,913	5,840
0.9%		year-on-year difference	1.3%

1,281	1,164	EBITDA – reported	2,487	2,258
-3	—	Book gains on disposals	-68	—
—	8	Restructuring charges	12	32
4	—	Brand unification costs	10	—
1,282	1,172	EBITDA – adjusted for guidance	2,441	2,290
9.4%		year-on-year difference	6.6%

Original 2006 Outlook (given on February 7, 2006)	Guidance metrics	FY 2005		YTD 2006	Outlook FY 2006
	Revenues and other income	EUR	11.8bn	1.3%	Low single-digit increase
	EBITDA (1),(2)	EUR	4.6bn	6.6%	Flat	(4)
	Capex	EUR	1.4bn	EUR 0.7bn	EUR 1.6-1.8bn
	Free cash flow (3)	EUR	2.4bn	EUR 1.4bn	> EUR 2bn

Revised 2006 Outlook (August 1, 2006)	Guidance metrics	FY 2005		YTD 2006	Outlook FY 2006
	Revenues and other income(1)	EUR	11.8bn	1.3%	Low single-digit increase
	EBITDA (1),(2)	EUR	4.6bn	6.6%	Low single-digit increase	(4)
	Capex	EUR	1.4bn	EUR 0.7bn	EUR 1.7-1.8bn
	Free cash flow (3)	EUR	2.4bn	EUR 1.4bn	> EUR 2.2bn

(1)   Excluding restructuring charges and book gains/losses over EUR 20m, brand unification costs and Telfort integration costs

(2)  Defined as Operating result plus depreciation, amortization and impairments

(3)  Defined as Net cash flow from operating activities minus capex

(4)  Despite a EUR 50m movement in Other activities due to the deconsolidation of Xantic and small book gains/losses from non-core asset disposals

Upgrade to guidance

Although operating revenues for the half year were lower than anticipated (primarily due to lower subsidized handset sales in Germany as a result of the August 2005 strategy revision), KPN expects to achieve a low-single digit increase for the full year and maintains its guidance for the year accordingly.

EBITDA for the half year was better than anticipated, partially resulting from a number of incidental factors this quarter. Excluding the positive impact of these factors, EBITDA performance was still strong. Based on this performance, KPN is now comfortable that it will achieve a low-single digit EBITDA increase in 2006 versus a flat EBITDA as originally guided.

The capex range has narrowed to EUR 1.7-1.8bn (versus EUR 1.6-1.8bn). We are now confident that free cash flow in 2006 will comfortably exceed the EUR 2.2bn mark (versus EUR 2.0bn as per original guidance).

GENERAL

Accounting principles

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting. They do not include all of the information required for full annual financial statements and should be read in conjunction with the 2005 Annual Report and Form 20-F. The applied accounting principles are in line with those as described in the 2005 Annual Report and Form 20-F. All figures in this quarterly report are unaudited and based on IFRS as endorsed by the EU.

Safe harbor

Certain statements contained in this quarterly report constitute forward-looking statements. These statements may include, without limitation, statements concerning future results of operations, the impact of regulatory initiatives on our operations, our and our joint ventures’ share of new and existing markets, general industry and macro-economic trends and our performance relative thereto, and statements preceded by, followed by or including the words “believes”, “expects”, “anticipates” or similar expressions. These forward-looking statements rely on a number of assumptions concerning future events and are subject to uncertainties and other factors, many of which are outside our control that could cause actual results to differ materially from such statements. A number of these factors are described (not exhaustively) in the 2005 Annual Report and Form 20-F.

All figures in this quarterly report are unaudited and based on IFRS as endorsed by the EU. This quarterly report contains a number of non-GAAP figures, such as EBITDA and free cash flow. These non-GAAP figures should not be viewed as a substitute for our GAAP figures. Our non-GAAP measures may not be comparable to non-GAAP measures used by other companies.

All market share information in this quarterly report is based on management estimates based on externally available information, unless indicated otherwise. Certain figures may be subject to rounding differences.

KPN defines EBITDA as operating result before depreciation and impairments of PP&E and amortization and impairments of intangible assets. The measure is used by financial institutions and credit-rating agencies as one of the key indicators of borrowing potential. Many analysts use EBITDA as a component for their (cash flow) projections. Note that our definition of EBITDA deviates from the literal definition of earnings before interest, taxes, depreciation and amortization. Either definition of EBITDA have their limitations as an analytical tool and you should not consider those in isolation or as a substitute for analyses of the results as reported under IFRS or US GAAP.

KPN uses EBITDA as a component of our guidance. In view of the possible volatility of impairments under IFRS, KPN believes this is the most appropriate way of informing the financial markets on certain aspects of future company financial development. KPN does not view EBITDA as a measure of performance. In all cases, a reconciliation of EBITDA and the nearest GAAP measure (operating result) is provided.

KPN defines free cash flow as cash flow from operating activities minus capital expenditures (capex), being expenditures on PP&E and software.

Profile

KPN provides telephone, internet and television services to customers through its fixed network in the Netherlands. For business customers, KPN provides a range of services – from voice, internet and data services to fully-managed, outsourced ICT solutions – in the Netherlands and internationally. For both personal and business customers, KPN offers mobile services in the Netherlands, Germany, Belgium and Western Europe.

Our customers trust us to provide them with high-quality, reliable services to help them achieve their business and personal goals, and to enrich their work and leisure time. KPN offers them a range of innovative products, which enable them to access information and entertainment, anytime, anywhere, and let them choose how to do that — from a phone, a computer, a PDA or a television set. KPN also let them choose from a wide range of brands which KPN has designed to suit different needs (and pockets) — from the reliable high-quality “KPN” brand, to youth brands like “Hi” to no-frills brands, such as “HetNet” and “Simyo”.

KPN believes that the constituency of satisfied customers this approach creates, forms the basis for profitable growth and as a result creates value for our shareholders. Equally, KPN believes that our commitment to quality and customer satisfaction can be realized only if our employees are motivated to provide the best possible services.

KPN is equally conscious of our responsibilities to the wider community: it is our policy to use our knowledge and technology to contribute to the wellbeing of all our stakeholders, and take steps to account to them for our environmental performance.

As of June 30, 2006, KPN served 6.4 million fixed-line subscribers and 2.3 million Internet customers in the Netherlands as well as 22.2 million mobile customers in Germany, the Netherlands and Belgium, while employing 28,536 individuals (26,033 FTEs). KPN was incorporated in 1989 and our shares are listed on the Amsterdam, New York, London and Frankfurt stock exchanges.

APPENDICES

Financial Statements

A)  Consolidated Income Statement

B)  Consolidated Balance Sheet

C)  Consolidated Cash Flow Statement

D)  Consolidated Statement of Changes in Group Equity

E)  Other Disclosures

F)  Segmental analysis: Key Financial and Operating Metrics

	- Fixed Division	- Consumer Segment - Business Segment - Wholesale & Operations
	- Mobile Division	- The Netherlands - Germany - Belgium
G) Impact of MTA tariff reductions on Revenues and other income and Operating result

(A)          Consolidated Income Statement

Q2 2006		Q2 2005	In millions of euro, unless indicated otherwise	YTD 2006	YTD 2005

2,968		2,942	Revenues	5,891	5,811
11		8	Other income	90	29
2,979		2,950	Total	5,981	5,840

-31		-24	Own work capitalized	-60	-52
188		273	Cost of materials	428	536
1,046		1,005	Work contracted out and other expenses	2,093	2,001
355		382	Salaries and social security contributions	732	785
611		608	Depreciation, amortization and impairments	1,205	1,186
140		150	Other operating expenses	301	312
2,309		2,394	Total operating expenses	4,699	4,768

670		556	Operating result	1,282	1,072

12		11	Finance income	21	24
-134		-136	Finance costs	-266	-284
45		5	Other financial results	53	-5
3		4	Share of the profit of associates and joint ventures	5	7
596		440	Profit before income tax	1,095	814

-135		-201	Income tax	-250	-302
461		239	Profit for the period	845	512

-3		9	Profit attributable to minority shareholders	-2	8
464		230	Profit attributable to equity holders	847	504

0.22		0.10	Earnings per ordinary share/ADS, basic (in EUR)	0.41	0.22
0.23	(2)	0.10	Earnings per ordinary share/ADS on a fully diluted basis (in EUR)	0.41	0.22

(2)           The quarterly earnings per share (EPS) are calculated as the difference between the year-to-date EPS minus last quarter’s year-to-date EPS. As a consequence of this calculation method, the fully diluted EPS exceeds the basic EPS in Q2 2006

(B)          Consolidated Balance Sheet

ASSETS

In millions of euro	June 30, 2006	December 31, 2005

NON-CURRENT ASSETS

Intangible assets
Goodwill	4,668	4,571
Licenses	4,041	4,198
Software	275	303
Other intangibles	324	329
Total intangible assets	9,308	9,401

Property, plant & equipment
Land and buildings	740	769
Plant and equipment	6,486	6,883
Other tangible fixed assets	200	212
Assets under construction	613	474
Total property, plant & equipment	8,039	8,338

Investments in joint ventures and associates	19	26
Derivative financial instruments	6	17
Deferred tax assets	1,204	1,348
Trade and other receivables	66	49

Total non-current assets	18,642	19,179

CURRENT ASSETS
Inventories	120	130
Trade and other receivables	2,169	2,179
Available-for-sale financial assets	4	5
Cash and cash equivalents	1,608	1,033
Total current assets	3,901	3,347

Non-current assets and disposal groups held for sale	90	176

TOTAL	22,633	22,702

(B)          Consolidated Balance Sheet - continued

LIABILITIES

In millions of euro	June 30, 2006	December 31, 2005

GROUP EQUITY
Equity attributable to equity holders	4,797	5,076
Minority interests	6	28
Total group equity	4,803	5,104

NON-CURRENT LIABILITIES
Borrowings	8,132	7,238
Derivative financial instruments	960	716
Deferred tax liabilities	2,295	2,229
Retirement benefit obligations	1,270	1,320
Provisions for other liabilities and charges	381	396
Other payables and deferred income	266	292
Total non-current liabilities	13,304	12,191

CURRENT LIABILITIES
Trade and other payables	2,926	2,951
Borrowings	1,283	2,020
Derivative financial instruments	1	7
Current tax liabilities	232	261
Provisions for other liabilities and charges	58	77
Total current liabilities	4,500	5,316

Liabilities directly associated with non-current assets and disposal groups classified as held for sale	26	91

TOTAL	22,633	22,702

(C)          Consolidated Cash Flow Statement

Q2 2006	Q2 2005		In millions of euro, unless indicated otherwise	YTD 2006	YTD 2005

596	440	(3)	Profit before income tax	1,095	814	(3)
77	120	(3)	Finance costs – net	192	265	(3)
-3	-4	(3)	Share of the profit of associates and joint ventures	-5	-7	(3)

			Adjustments for:
611	608		Depreciation, amortization and impairments	1,205	1,186
-11	-8		Other income	-90	-29
-61	-83		Changes in provisions (excluding deferred taxes)	-103	-105

			Changes in working capital:
30	24		Inventory	11	54
-52	28		Trade receivables	-38	-65
6	15	(3)	Prepayments and accrued income	-167	-89	(3)
-20	12	(3)	Other current assets	-12	34	(3)
82	-56		Accounts payables	-103	-88
-83	-65		Accruals and deferred income	36	-109
-6	6	(3)	Current liabilities (excluding short-term financing)	5	7	(3)
6	1	(3)	Received dividends	6	5	(3)

-5	-17		Taxes received (paid)	214	-21
-134	-122		Interest paid	-143	-131
1,033	899		Net cash flow provided by operating activities	2,103	1,721

-198	—		Acquisition of subsidiaries, associates and joint ventures	-308	-10
—	—		Disposal of subsidiaries, associates and joint ventures	69	9
—	-3		Investments in intangible assets (excluding software)	—	-18
-379	-324		Investments in property, plant & equipment and software(4)	-692	-556
—	3		Disposal of intangible assets (excluding software)	—	5
15	7		Disposal of property, plant & equipment and software	15	9
10	40	(3)	Disposal of assets held for sale and other	14	202	(3)
-552	-277		Net cash flow used in investing activities	-902	-359

-418	-804		Share repurchase	-499	-968
-13	-33		Share repurchases for option plans	-13	-33
-661	-609		Dividends paid	-661	-609
4	8		Exercised options	13	8
—	1,000		Proceeds from borrowings	1,251	1,000
-574	-279		Repayments of borrowings	-929	-311
1	-	(3)	Other changes in interest-bearing current liabilities	-3	-4	(3)
-1,661	-717		Net cash flow used in financing activities	-841	-917

-1,180	-95		Changes in cash and cash equivalents	360	445
1,801	2,092		Net Cash and cash equivalents at beginning of period	261	1,551
-1,180	-95		Changes in cash and cash equivalents	360	445
-1	—		Exchange rate differences	-1	1
620	1,997		Net Cash and cash equivalents at end of period	620	1,997
995	651		Add: Debit cash balances	995	651
1,615	2,648		Cash and cash equivalents at end of period	1,615	2,648
7	8		of which classified as held for sale	7	8

(3)          Certain minor reclassifications have been made to the 2005 figures to align with current year’s presentation

(4)          Of which related to software (YTD ‘06: EUR 67m; YTD ‘05: EUR 59m)

(D)          Consolidated Statement of Changes in Group Equity

In millions of euro (except for number of shares)	Attributable to equity holders		Minority Interests	Total Group Equity

Balance as of January 1, 2005	6,266		145	6,411

- Cash flow hedges, net of taxes	-33		—	-33
- Realized profit on available for sale financial assets	-23		—	-23
- Currency translation adjustments and other	10		—	10
Net income recognized directly in equity	-46		—	-46

- Profit for the first half year 2005	504		8	512
Total recognized income HY 2005	458		8	466

- Share-based compensation	4		—	4
- Exercised options	8		—	8
- Shares repurchased (including for option plans and repurchase cost)	-1,024		—	-1,024
- Shares issued (acquisition SNT)	20		—	20
- Dividends paid	-609		—	-609
- Dividend tax	-12		—	-12
- Acquisition of minority interests (SNT)	—		-19	-19
Total changes	-1,613		-19	-1,632

Balance as of June 30, 2005	5,111		134	5,245

Balance as of January 1, 2006	5,076		28	5,104

- Cash flow hedges, net of taxes	2		—	2
- Currency translation adjustments and other	-7		—	-7
Net income recognized directly in equity	-5		—	-5

- Profit for the first half year 2006	847		-2	845
Total recognized income HY 2006	842		-2	840

- Share-based compensation	5		—	5
- Exercised options	13		—	13
- Shares repurchased (including for option plans and repurchase cost)	-478		—	-478
- Sale Xantic	—		-16	-16
- Dividends paid	-661		-11	-672
- New consolidations	—		7	7
Total changes	-1,121		-20	-1,141

Balance as of June 30, 2006	4,797	(5)	6	4,803

(5)          In Q2 2006, 60 million shares were canceled. As a result, share capital and share premium decreased by EUR 14m and EUR 494m respectively in favor of other reserves.

Number of issued shares as of June 30, 2006	2,091,360,370	(6)

Weighted average number of outstanding shares (excluding the average number of repurchased shares and shares for option plans) during HY 2006	2,057,537,828

(6)          Including 51 million shares repurchased under the EUR 1bn repurchase program and destined for cancellation upon completion of the program

(E)           Other Disclosures

Business combinations

During the first half of 2006, KPN acquired several companies which acquisitions qualify as business combinations under IFRS. Consequently, the provisions of IFRS 3 are to be applied for those acquisitions. As of now, the purchase price allocations as well as the valuation of the non-cash elements of the purchase consideration are being performed, though not concluded yet. Hence, they are provisionally accounted for. Upon completion of the purchase price allocations, the related accounting effects will be recognized.

The main acquisitions in the first half year of 2006 were: KPN Hotspots Schiphol BV, KPN Narrowcasting BV, Speedlinq BV as well as Nozema Services NV in the first quarter and TDINL BV (ISP Demon) in the second quarter.

Names	Acquisition dates	% voting interest	Consideration paid
Nozema	March 7, 2006	100%	EUR 78m
Demon	June 2, 2006	100%	EUR 69m
Miscellaneous	HY 2006	100%(7) (except KPN Narrowcasting: 73%)	EUR 29m (accumulated)
Total			EUR 176m
Earn-out Telfort (paid in Q2 2006)			EUR 132m
Cash outflow for acquisition of subsidiaries, associates and joint ventures			EUR 308m

The assets and liabilities arising from the provisional calculations are as follows:

In millions of euro	Fair value as of acquisition dates
Intangible assets	30
Property, plant & equipment	16
Other non-current assets	69
Current assets	24
Non-current liabilities	-6
Current liabilities	-27
Net assets	106

Contingent liabilities	The contingent liabilities as of June 30, 2006 (EUR 3.8bn) do not differ materially from those as of December 31, 2005 (EUR 3.8bn) as disclosed in the 2005 Annual Report and Form 20-F.

(7)          The acquisitions did not have a material impact on the Consolidated Income Statements of (YTD) Q2 2006.

(F)           Segmental analysis: Key Financial and Operating Metrics

Consumer Segment

Q2 2006	Q2 2005	In millions of euro	YTD 2006	YTD 2005
376	426	- Voice Consumer	765	853
181	176	- Internet	355	356
16	—	- Other (incl. intrasegment revenues)	25	3
573	602	Revenues and other income	1,145	1,212

524	513	Operating expenses	1,030	1,024
20	9	of which depr., amortization and impairments	34	19

49	89	Operating result	115	188

Number of connections (in thousands)	Q2 2006	Q2 2005
PSTN	4,121	4,713
ISDN	431	508
Total	4,552	5,221

Q2 2006	Q2 2005	Traffic volumes (in billions of minutes)	YTD 2006	YTD 2005
1.42	1.66	Domestic local	3.05	3.48
0.60	0.70	Domestic long-distance	1.29	1.46
2.02	2.36	Subtotal Domestic	4.34	4.94
0.27	0.29	Fixed-to-mobile	0.54	0.56
0.08	0.09	International	0.17	0.19
2.37	2.74	Total Voice Consumer	5.05	5.69

Q2 2006	Q2 2005	In millions of euro	YTD 2006	YTD 2005
148	116	ADSL revenues	287	227
11	24	Internet dial-up traffic revenues	26	57
21	36	Other (including value-added services)	41	72
180	176	Total Internet revenues	354	356

KPIs	Q2 2006	Q2 2005
Number of KPN ADSL connections (in thousands)	1,936	1,567
Number of KPN ISP customers (in thousands)(8)	2,291	1,896
Retail market share consumer broadband(9)	39.6%	32.3%
Internet traffic volumes (in billions of minutes)	0.25	0.67
VoIP packages installed (in thousands)	156	—

(8)           Including Direct ADSL

(9)           Defined as the consumer broadband market share of KPN ISPs and Direct ADSL

(F)           Segmental analysis: Key Financial and Operating Metrics

Business Segment

Q2 2006	Q2 2005	In millions of euro	YTD 2006	YTD 2005
281	313	- Voice Business	574	635
173	186	- Connectivity	352	369
99	100	- IMS	197	199
108	98	- EnterCom	218	201
-35	-34	- Other (incl. intrasegment revenues)	-68	-64
626	663	Revenues and other income	1,273	1,340

557	569	Operating expenses	1,117	1,171
19	21	of which depr., amortization and impairments	37	34

69	94	Operating result	156	169

Number of connections (in thousands)	Q2 2006	Q2 2005
PSTN	931	996
ISDN	932	956
Total	1,863	1,952

Q2 2006	Q2 2005	Traffic volumes (in billions of minutes)	YTD 2006	YTD 2005
0.77	0.94	Domestic local	1.63	1.96
0.69	0.84	Domestic long-distance	1.46	1.74
1.46	1.78	Subtotal Domestic	3.09	3.70
0.19	0.36	Internet-related	0.44	0.81
0.32	0.34	Fixed-to-mobile	0.64	0.66
0.11	0.13	International	0.23	0.27
2.08	2.61	Total Voice Business	4.40	5.44

KPIs	Q2 2006	Q2 2005
Number of leased lines:	43,440	51,968
- Analog	35,665	40,674
- Digital	7,775	11,294
IP-VPN connections (Epacity)	42,909	35,466
E-VPN connections	1,613	559

(F)           Segmental analysis: Key Financial and Operating Metrics

Wholesale & Operations

Q2 2006	Q2 2005	In millions of euro	YTD 2006	YTD 2005
1,186	1,249	Revenues	2,375	2,482
8	4	Other income	22	4
1,194	1,253	Revenues and other income	2,397	2,486

947	1,068	Operating expenses	1,903	2,068
250	321	of which depr., amortization and impairments	503	605

247	185	Operating result	494	418

Q2 2006	Q2 2005	Traffic volumes (in billions of minutes)	YTD 2006	YTD 2005
3.24	3.39	Terminating	6.75	6.92
2.29	2.76	Originating – Voice	4.90	5.76
0.24	0.49	Originating – Internet	0.58	1.16
2.11	1.72	Transit	4.03	3.28
2.23	2.03	International	4.42	3.75
10.11	10.39	Total Wholesale & Operations	20.68	20.87
0.19	0.22	of which Segm. Consumer and Business (Voice)	0.40	0.46

(F)           Segmental analysis: Key Financial and Operating Metrics

The Netherlands – KPN Mobile The Netherlands & Telfort

Q2 2006	Q2 2005	In millions of euro	YTD 2006	YTD 2005
710	569	Service revenues	1,380	1,090
27	17	Hardware and other revenues	57	53
737	586	Revenues and other income	1,437	1,143

570	411	Operating expenses	1,133	830
121	58	of which depr., amortization and impairments	225	114

167	175	Operating result	304	313

Q2 2006	Q2 2005	In euro, unless indicated otherwise	YTD 2006	YTD 2005
3,342	2,325	Traffic volume (in millions of minutes)	6,500	4,426

136	123	Weighted monthly AMPU (in minutes)	133	118
35	28	- Prepaid	33	27
275	280	- Postpaid	274	272

29	30	Total monthly ARPU	28	29
9	8	- Prepaid	9	8
56	67	- Postpaid	56	66

191	262	Subscriber acquisition and retention costs	201	233
16	1	- Prepaid	17	22
305	353	- Postpaid	297	320

Customers (in thousands)	30.06.06	31.03.06	31.12.05	30.09.05	30.06.05
Prepaid	4,737	4,759	4,812	3,177	3,895
Postpaid	3,527	3,364	3,260	2,524	2,418
Total	8,264	8,123	8,072	5,701	6,313

(F)           Segmental analysis: Key Financial and Operating Metrics

Germany – E-Plus

Q2 2006	Q2 2005	In millions of euro	YTD 2006	YTD 2005
683	622	Service revenues	1,292	1,188
39	88	Hardware and other revenues	95	162
722	710	Revenues and other income	1,387	1,350

621	720	Operating expenses	1,286	1,398
166	164	of which depr., amortization and impairments	336	337

101	-10	Operating result	101	-48

Q2 2006	Q2 2005	In euro, unless indicated otherwise	YTD 2006	YTD 2005
3,692	2,281	Traffic volume (in millions of minutes)	6,837	4,329

107	78	Weighted monthly AMPU (in minutes)	101	75
30	21	- Prepaid	28	20
186	134	- Postpaid	173	129

20	21	Total monthly ARPU	19	21
6	6	- Prepaid	6	6
33	36	- Postpaid	32	35

83	174	Subscriber acquisition and retention costs	85	181
12	53	- Prepaid	12	53
165	255	- Postpaid	176	254

Customers (in thousands)	30.06.06	31.03.06	31.12.05	30.09.05	30.06.05
Prepaid	6,025	5,692	5,174	4,866	4,758
Postpaid	5,827	5,750	5,574	5,258	5,039
Total	11,852	11,442	10,748	10,124	9,797

(F)           Segmental analysis: Key Financial and Operating Metrics

Belgium – BASE

Q2 2006	Q2 2005	In millions of euro	YTD 2006	YTD 2005
152	136	Service revenues	293	257
4	2	Hardware and other revenues	7	3
156	138	Revenues and other income	300	260

116	115	Operating expenses	234	221
32	29	of which depr., amortization and impairments	63	58

40	23	Operating result	66	39

Q2 2006	Q2 2005	In euro, unless indicated otherwise	YTD 2006	YTD 2005
899	635	Traffic volume (in millions of minutes)	1,746	1,224

145	117	Weighted monthly AMPU (in minutes)	142	116
74	84	- Prepaid	70	83
386	250	- Postpaid	392	244

24	25	Total monthly ARPU	24	24
15	15	- Prepaid	14	15
58	63	- Postpaid	58	61

22	18	Subscriber acquisition and retention costs	22	20
23	12	- Prepaid	24	12
19	44	- Postpaid	17	43

Customers (in thousands)	30.06.06	31.03.06	31.12.05	30.09.05	30.06.05
Prepaid	1,616	1,583	1,572	1,557	1,481
Postpaid	488	457	429	372	367
Total	2,104	2,040	2,001	1,929	1,848

(F)           Segmental analysis: Key Financial and Operating Metrics

Other Activities

Q2 2006	Q2 2005	In millions of euro	YTD 2006	YTD 2005
13	54	Revenues	45	128
3	1	Other income	68	22
16	55	Revenues and other income	113	150

22	45	Operating expenses	62	144
2	4	of which depr., amortization and impairments	5	16

-6	10	Operating result	51	6

(G)          Impact of MTA tariff reductions on Revenues and other income and Operating result

Q2 2006			YTD 2006
Revenues and other income	Operating result	Additional decline compared to the same period last year (amounts in millions of euro)	Revenues and other income	Operating result
23	10		47	19
26	10	- Germany (E-Plus)	47	20
49	20	Total Mobile division	94	39

6	—	- Segment Consumer (Voice)	12	—
7	—	- Segment Business (Voice)	13	—
31	—	- Wholesale & Operations	61	—
44	—	Total Fixed division	86	—

28	—	Intercompany eliminations	57	—

65	20	KPN Consolidated	123	39

Press release

Baptiest Coopmans new	Date
KPN Board Member	1 August 2006

Number
057pe

The Supervisory Board of Royal KPN N.V. announces its intention to appoint J. B. P. (Baptiest) Coopmans as a new Member of the Board of KPN.

On the Board, Mr Coopmans (41) will be responsible for the consumer market in the Netherlands. As such, he will help shape the ongoing integration of KPN’s Dutch fixed and mobile activities. This process is intended to transform KPN from a product-oriented company to one focused on customer communication requirements irrespective of technology.

KPN Chairman Ad Scheepbouwer: “In welcoming Baptiest Coopman, we are pleased that the Board will be strengthened by someone who will bring valuable experience in consumer markets, an area which is extremely dynamic and competitive, and of great importance to KPN.”

Coopmans comes from Unilever, where he is currently Chairman of Unilever de Mexico. Previously, he held the position of Chairman of IgloMora in the Netherlands, building on his experience in sales and marketing. In 1988, he graduated in Industrial Engineering at Eindhoven Technical University. Coopmans is married and has three children.

The terms and conditions of Coopmans’ contract fit within KPN’s remuneration policy (www.kpn.com). The appointment will take effect after the necessary formalities have been completed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: August 2, 2006	By:	/s/ MICHIEL ROOVERS
Michiel Roovers Legal Counsel